Exhibit.99.2

ALEXCO RESOURCE CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. (Alexco) is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to acquisitions and dispositions of Alexco’s assets;
(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and
(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2021 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent registered public accounting firm.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2021.

“Clynton R. Nauman” (signed)	“Michael Clark” (signed)

Clynton R. Nauman Chairman and Chief Executive Officer March 21, 2022	Michael Clark Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alexco Resource Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alexco Resource Corp. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the embedded derivative asset

As described in Notes 3, 5, 9 and 20 to the consolidated financial statements, the Wheaton Precious Metals (Wheaton) Silver Purchase Agreement (SPA) includes a variable production payment resulting in an embedded derivative asset that is recorded at its fair value at each reporting period. The embedded derivative asset was revalued on December 31, 2021 at $22.8 million, resulting in a fair value adjustment of $9.5 million included in net income (loss). The valuation of the embedded derivative asset required management to make estimates and judgments. Management determined the fair value of the embedded derivative asset based on the discounted future cash flows using a probability-based dynamic valuation model. The significant assumptions used by management to value the embedded derivative asset were the Company’s credit spread, Wheaton’s credit spread, the risk-free yield curve, the silver price forward curve, historical silver price volatility, mineral reserves and resources and the production profile. Management estimates the production profile and mineral reserves and resources based on information compiled and reviewed by management’s experts.

The principal considerations for our determination that performing procedures relating to the valuation of the embedded derivative asset is a critical audit matter are (i) the significant judgments by management to determine the fair value of the embedded derivative asset, which included significant assumptions related to the Company’s credit spread, Wheaton’s credit spread, the risk-free yield curve, the silver price forward curve, historical silver price volatility, mineral reserves and resources and the production profile; (ii) management’s experts compiled and reviewed information used to estimate the production profile and mineral reserves and resources; (iii) a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the significant assumptions used in the valuation; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of the fair value of the embedded derivative asset. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of possible valuations for the embedded derivative asset based on independent assumptions of the Company’s credit spread, Wheaton’s credit spread, the risk-free yield curve, the silver price forward curve and historical silver price volatility obtained from external market data and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate. Developing the independent estimate also involved evaluating management’s assumptions related to the production profile and mineral reserves and resources. The work of management’s experts was used in performing the procedures to evaluate the reasonableness of the production profile and mineral reserves and resources. As a basis for using this work, the experts’ qualifications were understood and the Company’s relationship with the experts was assessed. The procedures performed also included evaluation of the methods and assumptions used by the experts, tests of the data used by the experts and an evaluation of the experts’ findings.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
March 21, 2022

We have served as the Company’s auditor since 2005.

ALEXCO RESOURCE CORP.

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars)

		December 31	December 31
	Note	2021	2020
ASSETS
Current Assets
Cash and cash equivalents		$9,933	$23,742
Accounts and other receivables		3,073	1,883
Inventories	7	2,076	4,243
Prepaid expenses and other		1,171	1,114
Promissory note receivable		1,250	—
Embedded derivative asset	9	2,752	—
		20,255	30,982

Non-Current Assets
Restricted cash and deposits		2,990	2,932
Promissory note receivable		—	1,250
Investments	6	24	4,241
Mineral properties, plant and equipment	8	167,077	119,188
Embedded derivative asset	9	20,016	13,074

Total Assets		$210,362	$171,667

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	10	$13,058	$12,311
Lease liabilities	11	3,056	2,855
Other current liabilities		709	220
		16,823	15,386
Non-Current Liabilities
Lease liabilities	11	2,475	4,407
Decommissioning and rehabilitation provision	13	4,962	6,542

Total Liabilities		24,260	26,335

Shareholders’ Equity		186,102	145,332

Total Liabilities and Shareholders’ Equity		$210,362	$171,667

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”

(signed)	(signed)

Director	Director

The accompanying notes are an integral part of the consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(expressed in thousands of Canadian dollars, except per share and share amounts)

		For the years ended December 31
	Note	2021	2020

Revenues
Mining operations	15	$19,007	$—
Reclamation management		2,495	2,866
Total revenues		21,502	2,866

Cost of Sales
Mining operations	16	27,973	—
Reclamation management		1,975	3,300
Total cost of sales		29,948	3,300

Gross Profit (Loss)
Mining operations		(8,966)	—
Reclamation management		520	(434)
Total Gross Loss		(8,446)	(434)

Expenses
General and administrative expenses	17	10,487	9,615
Write-down of inventories		488	2,773
Mine site maintenance		—	9,511
		10,975	21,899
Operating Loss		(19,421)	(22,333)

Other Income (Expenses)
Gain (loss) on embedded derivative asset	9, 20	9,459	(21,728)
Gain on sale of net smelter return royalty	18	4,500	—
Other expenses		(380)	(26)
Loss Before Taxes		(5,842)	(44,087)

Income Tax Recovery
Deferred	19	2,696	5,517
Net Loss from Continuing Operations		(3,146)	(38,570)

Discontinued Operations
Income net of tax from discontinued operations		—	7,336
Net Loss		(3,146)	(31,234)

Other Comprehensive Income
Gain on FVTOCI investments, net of tax		62	2,020

Total Comprehensive Loss		$(3,084)	$(29,214)

Basic and diluted loss per common share		$(0.02)	$(0.24)

Weighted average number of common shares outstanding		146,773,021	129,551,797

The accompanying notes are an integral part of the consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

	For the years ended December 31
	2021	2020

Cash flows used in operating activities
Net loss from continuing operations	$(3,146)	$(38,570)
Items not affecting cash from operations:
Reclamation management contract loss provision	(201)	122
Depreciation and depletion of mineral properties, plant and equipment	6,013	1,566
Share-based compensation expense	3,888	3,739
Finance costs, foreign exchange and other	506	523
Fair value adjustment on embedded derivative asset	(9,459)	21,728
Unrealized gain on investments	(10)	(169)
Gain on sale of net smelter return royalty	(4,500)	—
Write-down of inventory	488	2,773
Deferred income tax recovery	(2,696)	(5,517)
Portion of embedded derivative asset settled	(235)	—
Changes in non-cash working capital balances related to operations
Accounts and other receivables	(1,250)	(2,720)
Inventories	1,390	(1,247)
Prepaid expenses and other assets	(57)	(1,278)
Deferred revenue	(16)	(90)
Accounts payable, lease and accrued liabilities	213	3,020
Cash used in operating activities from continuing operations	(9,072)	(16,120)
Cash from operating activities from discontinued operations	—	417
Cash used in operating activities	(9,072)	(15,703)

Cash flows used in investing activities
Expenditures on mineral properties, plant and equipment	(51,702)	(16,974)
Proceeds from sale (purchase) of investments	4,289	(238)
Change in restricted cash	—	(216)
Interest received	59	—
Proceeds from sale of net smelter return royalty	4,500	—
Proceeds from sale of discontinued operations	—	12,100
Cash used in investing activities from continuing operations	(42,854)	(5,328)
Cash used in investing activities from discontinued operations	—	(40)
Cash used in investing activities	(42,854)	(5,368)

Cash flows from financing activities
Proceeds from issuance of shares	40,452	38,640
Issuance costs	(2,496)	(2,554)
Repayment of lease liabilities	(3,604)	(1,224)
Proceeds from exercise of stock options	3,765	2,813
Cash from financing activities from continuing operations	38,117	37,675
Cash used in financing activities from discontinued operations	—	(40)
Cash from financing activities	38,117	37,635

Increase (decrease) in Cash and Cash Equivalents	(13,809)	16,564
Change of Cash of Discontinued Operations	—	337
Cash and Cash Equivalents - Beginning of Year	23,742	6,841
Cash and Cash Equivalents - End of Year	$9,933	$23,742

Supplemental cash flow information (Note 22)

The accompanying notes are an integral part of the consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(expressed in thousands of Canadian dollars)

				Share
	Common Shares			Options,			Accumulated Other
	Number of			DSU's and	Contributed	Accumulated	Comprehensive
	Shares	Amount	Warrants	RSU’s	Surplus	Deficit	Income (Loss)	Total

Balance - December 31, 2020	137,492,168	$270,431	$6,360	$10,401	$19,349	$(161,947)	$738	$145,332
Net loss	—	—	—	—	—	(3,146)	—	(3,146)
Other comprehensive income	—	—	—	—	—	—	62	62
Share-based compensation expense recognized	—	—	—	4,820	—	—	—	4,820
Equity Offering, net of issuance costs	10,919,220	37,955	—	—	—	—	—	37,955
Flow-through share premium	—	(2,686)	—	—	—	—	—	(2,686)
Exercise of share options	2,272,431	5,696	—	(1,931)	—	—	—	3,765
Share options forfeited or expired	—	—	—	(383)	383	—	—	—
Release of RSU/DSU settlement shares	873,726	1,742	—	(1,742)	—	—	—	—

Balance - December 31, 2021	151,557,545	$313,138	$6,360	$11,165	$19,732	$(165,093)	$800	$186,102

Balance - December 31, 2019	119,150,667	$229,112	$1,560	$8,645	$19,348	$(130,713)	$(1,282)	$126,670
Net loss	—	—	—	—	—	(31,234)	—	(31,234)
Other comprehensive income	—	—	—	—	—	—	2,020	2,020
Share-based compensation expense recognized	—	—	—	4,172	—	—	—	4,172
Wheaton warrants	—	—	4,800	—	—	—	—	4,800
Equity Offering, net of issuance costs	15,656,675	36,090	—	—	—	—	—	36,090
Exercise of share options	2,217,499	4,254	—	(1,440)	—	—	—	2,814
Exercise of warrants	—	—	—	—	—	—	—	—
Share options forfeited or expired	—	—	—	(1)	1	—	—	—
Release of RSU/DSU settlement shares	467,327	975	—	(975)	—	—	—	—

Balance - December 31, 2020	137,492,168	$270,431	$6,360	$10,401	$19,349	$(161,947)	$738	$145,332

The accompanying notes are an integral part of the consolidated financial statements

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.           DESCRIPTION OF BUSINESS, NATURE OF OPERATIONS, AND COVID-19 IMPACTS

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation is principally engaged in the exploration, development, and operation of mineral resource properties. The Corporation's mineral resource properties are located in the Keno Hill Silver District in the Yukon Territory of Canada.

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The impacts on global commerce have been far-reaching. There is significant ongoing uncertainty surrounding COVID-19 related to COVID-19 cases at Keno Hill, government mandated workplace and travel restrictions, supply chain interruptions, and recruitment of underground miners and maintenance technicians. In December 2021, the Corporation experienced a rise in COVID-19 cases at Keno Hill. The Corporation’s COVID-19 response required mandatory self-isolation for affected employees and contractors as dictated by government health protocols, which resulted in reduced workforce availability, significantly reduced production and slower development advancement activity in December 2021. The Corporation notes that COVID-19 pandemic risk remains a risk to continued ramp-up and production activities at Keno Hill.

2.           BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and were approved for issue by the Board of Directors on March 21, 2022.

These consolidated financial statements have been prepared under the historical cost method, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period. All figures are expressed in Canadian dollars unless otherwise indicated.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these financial statements are summarized below.

(a)          Basis of Consolidation

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Subsidiaries are entities controlled by the Corporation, where control is achieved by the Corporation being exposed to, or having rights to, variable returns from its involvement with the entity and having the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned: Alexco Keno Hill Mining Corp. (“AKHM”), Elsa Reclamation & Development Company Ltd. (“ERDC”), and Alexco Exploration Canada Corp. (“AECC”). All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(b)         Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash. Redeemable interest-bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash and they are redeemable thereafter until maturity for invested value plus accrued interest.

(c)         Inventories

Inventories include ore in stockpiles on the surface and underground, concentrate and materials and supplies.  Ore in stockpiles and concentrate are recorded at the lower of weighted average cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, materials and supplies, production-related overheads, depreciation of production-related plant and equipment and depletion of related mineral properties. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.  Materials and supplies are valued at the lower of weighted average cost, based on landed cost of purchase, and net realizable value, net of a provision for obsolescence where applicable.

Any write-downs of inventories to net realizable value are recorded within the statement of loss. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to cost to the extent that the related inventories have not been sold.

(d)         Mineral Properties, Plant and Equipment

Mineral properties

Mineral properties are recorded at cost on a property-by-property basis. The recorded cost of mineral properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable reserves where such costs are expected to provide a long-term economic benefit.

Depletion of mining properties is calculated on the units-of-production basis using estimated mine plan reserves, such reserves being those defined in the mine plan on which the applicable mining activity is based. The mine plan reserves for such purpose are generally as described in an economic analysis supported by a technical report compliant with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Construction in progress

Construction in progress includes mineral properties, plant and equipment in the course of construction for the Corporation’s own use. Costs recorded for assets under construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of mineral properties, plant and equipment. No depreciation is recorded until the assets are substantially complete and available for their intended use.

Plant and equipment

Plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment. The cost capitalized is determined by the purchase price or construction costs, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset.  Repairs

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.

Depreciation of plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Buildings	20 years straight-line
Leasehold improvements & Other	Over the term of lease, and 2 – 5 years straight-line
Roads, Camp and other site infrastructure	5 - 10 years straight-line
Ore-processing mill components	Estimated life of mine

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.

Right of use (“ROU”) assets

ROU assets are initially recorded at cost, which comprises the initial amount of the lease liability and any initial direct costs incurred less any lease payments made at or before the initial recognition date. ROU assets are depreciated on a straight-line basis over the estimated useful life of the asset if the Corporation expects to take ownership of the asset at the end of the lease term, or over the lease term if the Corporation does not expect to take ownership of the asset at the end of the lease term. The lease term includes periods covered by an option to extend if the Corporation’s intention is to exercise that option. ROU assets are periodically reduced by impairment losses, if any, and adjusted for re-measurements of the lease obligation.

Exploration and evaluation properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

The Corporation has elected to follow a policy of applying the consideration received from the silver streaming arrangement with Wheaton Precious Metals Corp. (“Wheaton”) explained further in Note 9 as a credit to the carrying value of the exploration and evaluation properties. Accordingly, the consideration received has been applied as an offset against the mineral interest asset.

Exploration and evaluation assets are evaluated and may be classified as mineral properties upon achieving technical feasibility and determination of commercial viability. Upon reclassification, the assets are tested for impairment.

(e)          Impairment

The carrying amounts of mineral properties, plant and equipment and exploration and evaluation properties are reviewed and evaluated for indications of impairment. If any such indication exists, an estimate of the recoverable amount is undertaken. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The recoverable amount is the higher of an asset’s “fair value less cost of disposal” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs is determined, with a CGU being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes. “Fair value less cost of disposal” is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. In assessing “value-in-use”, the future cash flows expected to arise from the continuing use of the asset or CGU in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or CGU.

Where conditions that gave rise to a recognized impairment loss are subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU.

(f)          Lease liabilities

The lease liability is measured at the present value of the expected lease payments over the lease term, discounted at the implicit rate in the lease; if the rate cannot be determined, the incremental borrowing rate of the asset or asset grouping is used. The lease liability is increased for the passage of time and payments on the lease are offset against the lease liability. The liability is subsequently re-measured when there is a change in the lease agreement, such as a change in future lease payments or if the Corporation decides to purchase, extend or terminate the lease option. When the lease liability is re-measured, an adjustment is applied to the carrying value of the ROU asset.

(g)         Provisions

General

Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Decommissioning and rehabilitation provision

The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with mineral properties, plant and equipment, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(h)          Revenue Recognition

The Corporation's sources of mining operations revenue are from the sale of concentrate and from the provision of extraction services. Revenue relating to the sale of concentrate and extraction services is recognized when control of the concentrate is transferred to the customer in an amount that reflects the consideration the Corporation expects to receive. In determining whether the Corporation has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: it has a present right to payment; it has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; and the customer has legal title to the asset. The Corporation's performance obligations relate primarily to the delivery of concentrate to its Offtaker and delivery of silver under the silver purchase agreement ("SPA") with Wheaton Precious Metals Corp. ("Wheaton").

Revenue from sale of concentrate under the Corporation's offtake agreement is recognized at the point when control is transferred to the Offtaker, typically when the concentrate is loaded for transport. The initial sales price is based on the forward market price when the concentrate is loaded. The final sales price is subject to average metals prices during a quotational period, typically one or three months after the date of the concentrate's arrival at the smelter. When the concentrate is loaded for transport, the Corporation prepares a provisional invoice for 90%of the value of the shipment. Once the quotational period has ended and final weights, assays and settlement prices are known, the Corporation prepares a final invoice for the remaining value of the shipment. If the quotational period for a shipment has not ended prior to period end, the trade receivable is remeasured to fair value by reference to forward market prices with the impact of changes in the forward market prices recognized as a gain or loss presented as a component of revenue on the statement of income or loss. Revenue from the sale of concentrate is recorded net of transportation, treatment and refining charges.

Upon entering into the silver purchase agreement with Wheaton, it was determined that the contract was a partial sale of a mineral interest and a related contract to provide extraction services. Revenue from extraction services is recognized at the point when concentrate has been delivered to the Offtaker, which occurs when the concentrate is loaded for transport. Revenue from extraction services is recognized using a transaction price of US$3.90 per ounce, which is considered the stand-alone selling price of those services at the inception of the contract. The actual cash payment received from Wheaton, which differs from the extraction services revenue recognized, is determined using a payment formula, which is dependent on the spot price of silver at time of delivery and Alexco's stage in the production period as defined in the Wheaton SPA. The difference between the actual cash payment received and the extraction services revenue recognized represents the portion of the embedded derivative asset that is settled.

Revenue from the sale of concentrate, revenue from extraction services, and changes in fair value of provisionally priced trade receivables are presented as mining operations revenue on the statement of income (loss).

Revenue from reclamation management through ERDC is recognized upon the transfer of promised services or goods based on the output appropriate to the particular service contract and when a customer has the ability to direct the use and obtain the benefits from the service or good. The Corporation identifies the performance obligations in the contract, and the obligations are measured by reference to the transaction price. The transaction price is established in the agreement as either a fixed price or rate per hour. If the contract has multiple performance obligations, the Corporation will assign the transaction price to the various performance obligations.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(i)          Share-Based Compensation

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to restricted share units and deferred share units, the grant-date fair value is determined by reference to the share price of the Corporation at the date of grant. Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to earnings, based on the number of awards expected to vest.

(j)         Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow ‐through shares. A liability is recognized for the premium paid by the investors above the share price for each unit. This is subsequently recognized in the results of operations in the period the eligible exploration expenditures are incurred.

(k)          Warrants

The Corporation issues common share purchase warrants which are recorded based on the estimated fair value at the issue date. Fair value is measured using the Black-Scholes option pricing model.

(l)        Current and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.

Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right of offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(m)         Translation of Foreign Currencies

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The functional currency of all entities in the Corporation group is the Canadian dollar, which is also the Corporation's presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss and comprehensive loss for the year.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss.

(n)         Earnings or Loss Per Share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

(o)         Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Corporation becomes a party to the relevant contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

The Corporation classifies the financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or at amortized cost.

(i)   Classification

The Corporation determines the classification of financial instruments at initial recognition.

Financial assets

a)	Debt - The classification of debt instruments is driven by the Corporation’s business model for managing the financial assets and the relevant contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

b)	Equity - On the day of acquisition the Corporation makes an irrevocable election (on an instrument-by- instrument basis) to designate them as at FVTOCI. Investments in common shares are held for long term strategic purposes and not for trading. Our equity investments are designated as FVTOCI in order to provide a more meaningful presentation based on management’s intention, rather than reflecting changes in fair value in net income.

Financial liabilities

Financial liabilities are measured at amortized cost; unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Corporation has opted to measure at FVTPL.

(ii)  Measurement

Financial assets and liabilities at FVTPL

Financial assets and liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the consolidated statement of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of loss in the period in which they occur. Where the Corporation has opted to designate a financial liability at FVTPL, any changes associated with our own credit risk will be recognized in Other Comprehensive Income (“OCI”).

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, the investments are measured at fair value, with gains and losses arising from changes from initial recognition recognized in OCI.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value net of transaction costs, and subsequently amortized using the effective interest rate method.

Derivative financial instruments

Derivatives are classified as FVTPL.

Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to the host contracts. The classification approach described above is applied to all financial assets, including those that contain embedded derivatives, without the need to separate the embedded derivative from the host contract.

(iii) Impairment of financial assets

Impairment of financial assets at amortized cost

The Corporation recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation is applying the simplified method for trade receivables and is calculating expected credit losses at an amount equal to the lifetime expected credit loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the expected credit losses are reversed after the impairment was recognized.

(iv) Derecognition

Derecognition of financial assets and liabilities

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within other income (expenses). Gains or losses on equity financial assets designated as FVTOCI remain within accumulated OCI.

(v)  Fair value of financial instruments

The fair values of quoted investments in an active market are based on current prices. If there is no active market with a quoted price for a financial asset, the Corporation establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the financial asset’s specific circumstances.

(p)         Fair Value Measurement

Where fair value is used to measure assets and liabilities in preparing these financial statements, it is estimated at the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. Fair values are determined from the lowest level significant inputs that are classified within the fair value hierarchy defined under IFRS as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Inputs for the asset or liability that are unobservable

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

4.           NEW ACCOUNTING STANDARDS

Property, Plant and Equipment — Proceeds before Intended Use

On January 1, 2021, the Corporation early adopted IAS 16, Property, Plant and Equipment: Proceeds before Intended Use, retrospectively to January 1, 2020. The amended standard prohibits deducting from the cost of mineral properties, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. With the adoption of the amended standard, proceeds from sales of concentrate and related costs while bringing the mine in a condition necessary for it to be capable of operating in the manner intended by management are recognized in profit or loss in accordance with applicable standards. The Corporation measures the cost of the concentrate sold applying the measurement requirements of IAS 2. There was no impact of this adoption on the comparative figures presented for the year ended December 31, 2020.

LIBOR settings are currently scheduled to cease publication after June 30, 2023. The Corporation and the Offtaker will use an agreed industry standard alternative benchmark interest rate and expect to transition to the alternative rate as widespread market practice is established (Note 12).

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Corporation.

5.            CRITICAL JUDGEMENTS AND MAJOR SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements.

The most significant judgments in the application of policy in preparing the Corporation’s financial statements are described as follows:

●	Impairment and impairment reversals of mineral properties, plant and equipment

The Corporation reviews and evaluates the carrying value of each of its mineral properties, plant and equipment for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its mineral properties, plant and equipment.

At December 31, 2021, management assessed potential  indicators of impairment and impairment reversals on the Corporation’s exploration and evaluation assets and the Keno Hill CGU and has concluded that no impairment or impairment reversal indicators exist as of December 31, 2021. See discussion of impairment assessment of the Bellekeno mineral property in Note 8.

●	Mineral properties - silver stream arrangement

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Upon entering into a long-term streaming arrangement linked to production at Keno Hill, Management’s judgment was required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We considered the specific terms of the arrangement to determine whether we have disposed of an interest in the reserves and resources of the operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases. Management concluded that the initial deposit and value associated with the subsequent amendments should be applied against the carrying value of the mineral interest.

The following discusses the accounting estimates that the Company has made in the preparation of the financial statements that could result in a material adjustment in the next twelve months on the carrying amounts of assets and liabilities:

●	Mineral reserves and resources

The determination of the Corporation’s estimated mineral reserves and resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral reserve and resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including calculating depletion of mineral properties, measuring the fair value of the embedded derivative asset, determining the timing of expected activities relating to the decommissioning and rehabilitation provision, and estimating amounts of future taxable income in determining whether to record a deferred tax asset.

●	Decommissioning and rehabilitation provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. There is estimation uncertainty in determining such reclamation and closure activities and measures required and potentially required.

●	Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 9 for further details on the methods and assumptions associated with the measurement of the embedded derivative within the silver stream arrangement.

●	Valuation of inventories

The measurement of inventories including the determination of their net realizable value, especially as it relates to ore in stockpiles and concentrate involves the use of estimates. Management makes estimates of forecast sales price, foreign exchange rates, recovery rates, grade, assumed contained metal, and production and

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

selling costs. The determination of these estimates requires significant assumptions that may impact the stated value of our inventories (Note 7).

6.          INVESTMENTS

During the year ended December 31, 2021, the Corporation sold its common shares in Banyan Gold Corp. for gross proceeds of $4,289,000 and recorded in other comprehensive income a cumulative gain of $3,380,000 since initial acquisition. As at December 31, 2021, the Corporation’s investments consisted of common shares in Granite Creek Copper Ltd, a publicly traded company on the TSX Venture Exchange.

7.          INVENTORIES

	December 31	December 31
	2021	2020
Ore in stockpiles	$524	$2,317
Concentrate	80	231
Materials and supplies	1,472	1,695

Total inventories	$2,076	$4,243

During the year ended December 31, 2021, the Corporation recognized a write-down of $488,000 (2020 – $2,773,000) of ore in stockpiles and concentrate to their net realizable value.

8.          MINERAL PROPERTIES, PLANT AND EQUIPMENT

				Exploration
				and
	Mineral	Plant and	Right of use	evaluation
Cost	properties	equipment(i)	assets	assets(ii)	Total

December 31, 2019	$100,073	$42,364	$1,883	$79,893		$224,213
Additions	17,488	6,341	8,272	737		32,838
Disposals	—	(235)	—	—		(235)
Disposal of AEG	—	(2,639)	(276)	—		(2,915)
Amendment to Wheaton SPA	—	—	—	(14,835)		(14,835)
Change of estimate in decommissioning and rehabilitation provision	159	147	—	—		306
Transfers from exploration and evaluation assets to mineral properties(ii)	 51,127	 —	—	(51,127)		—
December 31, 2020	$168,847	$45,978	$9,879	$14,668		$239,372
Accumulated Depreciation
December 31, 2019	$90,459	$27,666	$533	$—		$118,658
Depreciation and depletion	397	1,786	884	—		3,067
Disposals	—	(117)	—	—		(117)
Disposal of AEG	—	(1,374)	(50)	—		(1,424)
December 31, 2020	$90,856	$27,961	$1,367	$—		$120,184
Net Book Value
December 31, 2019	$9,614	$14,698	$1,350	$79,893		$105,555
December 31, 2020	$77,991	$18,017	$8,512	$14,668		$119,188

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(i)	The total cost of plant and equipment as at December 31, 2020 includes construction in progress of $3,543,000.
(ii)	On August 5, 2020, the Bermingham and Flame & Moth properties were determined to be technically feasible and commercially viable, and thus transitioned from exploration and evaluation assets under IFRS 6 to mineral properties under IAS 16.

				Exploration
				and
	Mineral	Plant and	Right of use	evaluation
Cost	properties	equipment(i)	assets	assets	Total

December 31, 2020	$168,847	$45,978	$9,879	$14,668	$239,372
Additions	38,960	5,187	1,378	11,352	56,877
Disposals	—	—	(596)	—	(596)
Lease modifications	—	—	127	—	127
Change of estimate in decommissioning and rehabilitation provision	(473)	(454)	—	—	(927)
December 31, 2021	$207,334	$50,711	$10,788	$26,020	$294,853

Accumulated Depreciation

December 31, 2020	$90,856	$27,961	$1,367	$—	$120,184
Depreciation and depletion	4,481	1,454	2,042	—	7,977
Disposals	—	—	(65)	—	(65)
Lease modifications	—	—	(320)	—	(320)

December 31, 2021	$95,337	$29,415	$3,024	$—	$127,776

Net Book Value

December 31, 2020	$77,991	$18,017	$8,512	$14,668	$119,188

December 31, 2021	$111,997	$21,296	$7,764	$26,020	$167,077
(i)	The total cost of plant and equipment as at December 31, 2021 includes construction in progress of $2,266,000.

During the year ended December 31, 2021, the Corporation capitalized to mineral properties, plant and equipment depreciation and depletion of $2,258,000 (2020 – $923,000).

At December 31, 2021, Management assessed potential indicators of impairment and impairment reversals on the Bellekeno mineral property. As a result of the conclusion of ore mining at the Bellekeno mine, the Corporation conducted an impairment assessment on the Bellekeno mineral property. Management estimated the recoverable value of the property using an in-situ enterprise value calculation and determined that the carrying value was recoverable as at December 31, 2021.

(a)Keno Hill District Underlying Agreements

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, consist of a number of properties.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (“UKHM”) in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing environmental condition of the former UKHM mineral rights. The Subsidiary Agreement also provided that ERDC may bring any mine into production on the former UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

Other Subsidiary Agreement terms unchanged by the amended and restated Subsidiary Agreement (“ARSA”) include that ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the former UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. That commencement threshold was achieved during the year ended December 31, 2013, and as at December 31, 2021 a total of $40,000 in such royalties had been paid. Additionally, a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust. Also substantially unchanged by the ARSA are the indemnification of pre-existing conditions and the right to bring any mine into production on the former UKHM mineral rights. The rights of the Government of Canada under the Subsidiary Agreement and the ARSA are supported by a general security agreement over all of the assets of ERDC.

As part of the ARSA, in 2006 the Corporation contributed $10,000,000 to a Trust which can be drawn upon to reimburse the Corporation for work performed under the ARSA, subject to approvals according to the contractual terms.

The ARSA can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Government’s election should ERDC be declared in default under the ARSA. As at December 31, 2021, ERDC is in good standing under the terms and conditions of ARSA.

Keno Hill Royalty Encumbrances

As noted above, under the Subsidiary Agreement and unchanged by the ARSA, the former UKHM mineral rights are subject to a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units. Certain of the Corporation’s non-UKHM mineral rights located within or proximal to the McQuesten property are subject to a net smelter return royalty ranging from 0.5% to 2%. Certain other of the non-UKHM mineral rights located within the McQuesten property are subject to a separate net smelter return royalty of 2% all of which are incorporated under the Option Agreement with Banyan. A limited number of the Corporation’s non-UKHM mineral rights located throughout the remainder of the Keno Hill District are subject to net smelter return royalties ranging from 1% to 1.5%.

Option Agreement for McQuesten Property

Effective May 24, 2017, and as amended on July 8, 2019, the Corporation entered into an option agreement for Banyan Gold Corp. (“Banyan”) to buy up to 100% of Alexco’s McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum $2,600,000 in exploration expenditures (incurred), issue 1,600,000 shares (issued), pay in staged payments a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver. As at December 31, 2021, Banyan has satisfied the first stage of the option agreement, earning 51% of the McQuesten property.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.          EMBEDDED DERIVATIVE ASSET

	December 31	December 31
	2021	2020

Embedded derivative asset – Beginning of period	$13,074	$15,160
Portion of embedded derivative asset settled	235	—
Fair value adjustment	9,459	(21,728)
Amendment to Wheaton SPA	—	19,642

Embedded derivative asset – End of period	22,768	$13,074

Less: current embedded derivative asset	2,752	—

Non-current embedded derivative asset	$20,016	$13,074

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014, and June 16, 2014), the Corporation entered into a silver purchase agreement (the “SPA”) with Wheaton under which Wheaton will receive 25% of the life of mine payable silver sold by the Corporation from its Keno Hill District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered (the “Original Production Payment”). After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet notionally reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the SPA in an event of default by the Corporation.

Subsequently on March 29, 2017 and August 5, 2020, the Corporation and Wheaton amended the SPA (the “Amended SPA”), which ultimately culminated in Wheaton continuing to receive 25% of the life of mine payable silver from the Keno Hill Silver District and the Original Production Payment being replaced with a new production payment to the Corporation to be based on a new payment formula (the “Amended Production Payment”) as outlined below:

●	During the earlier of the initial two years ending August 4, 2022 or eight million ounces of payable silver production (the “Initial Period”), the Amended Production Payment from Wheaton to the Corporation will be adjusted on a curve. The Amended Production Payment formula during the Initial Period is a linear equation that pays 90% of spot price at US$15 per ounce silver (and below) and 10% of spot price at US$23 per ounce silver (and above); and
●	Following the Initial Period, the Amended Production Payment formula remains a linear equation and will pay 90% of spot price at US$13 per ounce silver (and below) and 10% of spot price at US$23 per ounce silver (and above).

Additional terms of the amendments include a date for completion of the 400 tonne per day mine and mill completion test to December 31, 2022. If the completion test is not satisfied by December 31, 2022, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further proportionately reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2022. The Amended SPA is secured against the Corporation’s mineral properties until repayment of the original deposit of US$50,000,000.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

In consideration of the March 29, 2017 amendment, on April 10, 2017 the Corporation issued 3,000,000 shares to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was notionally reduced by this amount. This amendment introduced the variable production payment to be received from Wheaton upon extraction and delivery of their 25% interest of future production, which is considered an embedded derivative asset within the Amended SPA. The embedded derivative asset was initially recorded at fair value, which was consistent with the value of the consideration paid to Wheaton and subsequently revalued at each period end.

On August 5, 2020 the Corporation issued 2,000,000 common share purchase warrants (the “Wheaton Warrants”) to Wheaton, which partially compensated for amending the terms of the SPA. Each Wheaton Warrant entitles Wheaton to purchase one common share of the Corporation at an exercise price of $3.50, expiring August 5, 2025, with a  fair value of $4,806,000 (US$3,624,000).

Management has concluded that the Amended SPA on August 5, 2020 was additional consideration received from Wheaton in order to preserve the long-term commercial viability of Keno Hill District properties and realize their 25% interest.  On the date of the amendment, management valued the embedded derivative asset under the previously effective terms and again under the revised terms, and the gain to the Corporation, net of the warrants issued, of $14,835,000 was credited against the exploration and evaluation assets balance.

During the year ended December 31, 2021, a portion of the embedded derivative related to the Wheaton SPA was settled. The embedded derivative asset was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the amended production payment under the amended SPA (amended March 29, 2017 and subsequently on August 5, 2020) which varies depending on the silver pricing curve (Note 20). The fair value of the embedded derivative asset was estimated based on the discounted future cash flows using a probability-based dynamic valuation model resulting in a fair value adjustment for the year ended December 31, 2021 of $9,459,000 (2020 – ($21,728,000)), respectively.

10.          ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31	December 31
	2021	2020
Trade payables	$8,556	$7,666
Accrued liabilities and other	4,502	4,645

	$13,058	$12,311

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

11.         LEASE LIABILITIES

As at December 31, 2021, the Corporation had $5,531,000 of lease liabilities, primarily for mining equipment leases related to heavy machinery and equipment dedicated to development and operations at Keno Hill. The weighted average incremental borrowing rate for lease liabilities as at December 31, 2021 is 7.51%.

	December 31	December 31
	2021	2020
Lease liabilities – Beginning of period	$7,262	$1,446
Additions	1,377	7,081
Cash flows - Principal payments	(3,604)	(1,246)
Non-cash changes - Accretion	503	292
Disposals	(463)	(311)
Lease modifications	456	—

Lease liabilities - End of period	5,531	7,262

Less : current lease liabilities	3,056	2,855

Non-current lease liabilities	$2,475	$4,407

Undiscounted lease payments

As at December 31, 2021, the Corporation’s undiscounted lease payments consisted of the following:

December 31
2021
2022	$3,351
2023	1,839
2024	782

$5,972

12.         REVOLVING CREDIT FACILITY

On September 23, 2021, the Corporation and the Offtaker amended the existing offtake agreement to allow for an unsecured revolving credit facility (the “Facility”) for up to US$7,500,000. The Facility allows the Corporation to request prepayments, in US$1,000,000 increments, which are repaid in five monthly instalments against future deliveries of concentrate or in cash. The interest rate on drawn amounts is equal to three month LIBOR + 7.05%. The standby fee on undrawn amounts is 1.5% per annum, payable quarterly. Subsequent to year-end, the Corporation further amended the Facility and received a prepayment under the Facility (Note 26).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

13.          DECOMMISSIONING AND REHABILITATION PROVISION

	December 31	December 31
	2021	2020

Decommissioning and rehabilitation provision – Beginning of period	$6,542	$6,202

Change due to re-estimation	(927)	305
Accretion expense, included in other income and expense	52	35

Decommissioning and rehabilitation provision – End of period	5,667	6,542

Less: current decommissioning and rehabilitation provision	705	—

Non-current decommissioning and rehabilitation provision	$4,962	$6,542

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be incurred in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Bermingham, Lucky Queen and Onek deposits. These activities include plant dismantling, water treatment, land rehabilitation, ongoing monitoring, care and maintenance and other reclamation and closure related requirements.

The total inflation adjusted estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $6,600,000 (December 31, 2020 – $7,322,000), with the expenditures expected to be incurred substantially over the course of the next 18 years. In determining the carrying value of the decommissioning and rehabilitation provision as at December 31, 2021, the Corporation has used a risk-free discount rate of 1.66% (December 31, 2020 – 1.02%) and an inflation rate of 2.0% (December 31, 2020 – 2.0%) resulting in a discounted amount of $5,667,000 (December 31, 2020 – $6,542,000).

14.          CAPITAL AND RESERVES

Shareholders’ Equity

The Corporation is authorized to issue an unlimited number of common shares without par value.

The following share transactions took place during the year ended December 31, 2021:

1.	On January 28, 2021, the Corporation completed an equity financing and issued 2,704,770 flow-through common shares for aggregate gross proceeds of $11,700,666. The flow-through common shares comprise: (i) 2,053,670 flow-through shares with respect to “Canadian exploration expenses” (the “CEE Shares”) priced at $4.48 per CEE Share with a flow-through share premium of $2,356,000 based on the difference between the market value of the common shares and the amount the investors pay for the flow-through shares; and (ii) 651,100 flow-through shares with respect to “Canadian development expenses” (the “CDE Shares”) priced at $3.84 per CDE Share with a flow-through share premium of $330,000 based on the difference between the market value of the common shares and the amount the investors pay for the flow-through shares. The Corporation incurred share issuance costs of $1,094,498.

2.	On June 10, 2021, the Corporation completed an equity financing and issued 8,214,450 common shares at a price of $3.50 per share for aggregate gross proceeds of $28,750,575. This issuance was completed pursuant to a prospectus supplement dated June 7, 2021 to the short form base shelf prospectus of the Corporation dated November 2, 2020. The Corporation incurred share issuance costs of $1,672,955.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

3.	873,722 common shares were issued from treasury on the vesting of restricted share units.

4.	2,272,431 share options were exercised for proceeds of $3,765,000.

Equity Incentive Plans

The Corporation has three equity incentive plans consisting of a share option plan (the “Option Plan”), a restricted share unit plan (the “RSU Plan”), and a deferred share unit plan (the “DSU Plan”) (collectively the “Equity Incentive Plans”). The maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 15% of the number of common shares issued and outstanding from time to time, subject to the following requirements for each plan:

i.	The Option Plan’s maximum aggregate number of common shares issuable on the exercise of share options cannot exceed 10% of the number of common shares issued and outstanding;
ii.	The RSU Plan’s maximum aggregate number of common shares to be issued cannot exceed 3% of the number of common shares issued and outstanding; and
iii.	The DSU Plan’s maximum aggregate number of common shares to be issued cannot exceed 2,100,000.

As at December 31, 2021, a total of 9,672,118 share options, 1,198,067 RSUs and 894,000 DSUs were outstanding under the Equity Incentive Plans and a total of 5,483,636 share options, 3,348,659 RSUs and 1,181,000 DSUs remain available for future granting.

During the year ended December 31, 2021, the Corporation recorded total share-based compensation expense of $4,820,000 (2020 – $2,490,000), which related to the Equity Incentive Plans, of which $932,000 (2020 – $430,000) was recorded to mineral properties and $3,888,000 (2020 – $2,060,000) has been charged to income.

Share Options

Generally, share options have a maximum term of five years, vest one-third upon grant and one third on each of the first and second anniversary dates of the grant date. The exercise price may not be less than the immediately preceding five-day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	Exercise	or issuable on
	price	exercise

Balance - December 31, 2020	$2.17	10,245,934

Share options granted	$2.17	1,970,000
Share options exercised	$1.66	(2,272,431)
Share options forfeited or expired	$2.85	(271,385)

Balance - December 31, 2021	$2.27	9,672,118

Balance - December 31, 2019	$1.81	10,465,233

Share options granted	$3.07	2,003,200
Share options exercised	$1.28	(2,217,499)
Share options forfeited or expired	$0.60	(5,000)

Balance - December 31, 2020	$2.17	10,245,934

During the year ended December 31, 2021, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming an average risk-free rate of 1.20% (2020 – 0.32% to 0.41%) per annum, an expected life of options of 4 years (2020– 4 years), an expected volatility of 61% based on historical volatility (2020 – 66% to 68%), an expected forfeiture rate of 2.94% (2020 – 0.50%) and no expected dividends (2020 – nil).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Share options outstanding and exercisable at December 31, 2021 are summarized as follows:

	Options Outstanding			Options Exercisable
	Number of			Number of
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$1.27	1,162,500	2.01	$1.27	1,162,500	$1.27
$1.27	325,000	0.01	$1.27	—	$1.27
$1.75	40,000	0.62	$1.75	40,000	$1.75
$1.93	60,000	1.36	$1.93	60,000	$1.93
$2.07	1,223,400	1.08	$2.07	1,223,400	$2.07
$2.07	587,000	1.08	$2.07	—	$2.07
$2.12	65,000	3.29	$2.12	43,333	$2.12
$2.17	1,970,000	4.96	$2.17	656,667	$2.17
$2.32	790,000	0.09	$2.32	790,000	$2.32
$2.61	1,900,484	2.95	$2.61	1,900,484	$2.61
$3.19	1,498,734	3.96	$3.19	999,156	$3.19
$3.86	50,000	3.69	$3.86	33,333	$3.86

	9,672,118	2.71	$2.27	6,908,873	$2.29

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2021 was $3.64 (2020 – $3.38).

Restricted Share Units

Time-based RSUs vest one-third upon granting and one third on each of the first and second anniversary dates of the grant date. Performance-based RSUs vest at the end of the third year of the grant date and the number of units to be issued on the vesting date will vary from 0% to 200% of the number of performance-based RSUs granted, depending on the achievement of performance criteria.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:

Number of
shares issued
or issuable
on vesting

Balance - December 31, 2020	566,340

RSUs granted(i)	1,505,449
RSUs vested	(873,722)

Balance - December 31, 2021	1,198,067

Balance - December 31, 2019	663,670

RSUs granted	345,000
RSUs vested	(442,330)

Balance - December 31, 2020	566,340

(i)RSUs granted include grants to certain employees of the Corporation that include 474,500 performance-based RSUs and 266,500 RSUs issued as settlement of annual cash bonuses. As at December 31, 2021, nil performance-based RSUs have vested.

During the year ended December 31, 2021 the Corporation granted a total of 1,505,449 RSUs (2020 – 345,000) with a total grant-date fair value determined to be $3,265,000 (2020 – $1,100,000). Included in general and administrative expenses for the year ended December 31, 2021 is share-based compensation expense of $867,000 (2020 – $810,000) related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the year ended December 31, 2021 was $2.57 (2020 - $3.00).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Deferred Share Units

Only directors of the Corporation are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Corporation.

The changes in DSUs outstanding are summarized as follows:

Number of
shares issued
or issuable
on vesting

Balance - December 31, 2020	—

DSUs granted	366,000
DSUs vested	(366,000)

Balance - December 31, 2021	—

During the year ended December 31, 2021 the Corporation granted a total of 366,000 DSUs (2020 – 273,000) with a total grant-date fair value determined to be $794,000 (2020 - $870,000). Included in general and administrative expenses for the year ended December 31, 2021 is share-based compensation expense of $794,000 (2020 - $870,000) related to DSU awards. As of December 31, 2021, there were 894,000 fully vested DSUs outstanding.

15.         REVENUE

The Corporation recorded revenue as follows:

	For the years ended December 31
	2021	2020

Mining operations
Concentrate sales(i)	$22,309	$—
Less: silver delivered under the Wheaton SPA	(4,393)	—
Extraction services(ii)	681	—
Revenue from contracts with customers	18,597	—
Change in fair value of provisionally priced trade receivables(iii)	410	—
	19,007	—

Reclamation management(iv)	2,495	2,866

	$21,502	$2,866

(i)	Concentrate sales revenue represents the sale of all concentrate produced at Keno Hill to the Offtaker under the Corporation’s offtake agreement, prior to the 25% of silver production that is delivered to Wheaton under the Wheaton SPA. Concentrate sales revenue is recorded net of transportation costs.
(ii)	Extraction services revenue represents revenue earned from the mining of silver that is delivered to Wheaton under the Wheaton SPA. The actual cash payment from Wheaton, which differs from the extraction services revenue recognized, is

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

determined using a payment formula, which is dependent on the spot price of silver at time of delivery and Alexco’s stage in the production period as defined in the Wheaton SPA (Note 9).
(iii)	Change in fair value of provisionally priced trade receivables is attributable to changes in forward metals prices and represents the change in metals prices from the date of revenue recognition to the date of final settlement.
(iv)	Reclamation management revenue represents revenue earned by ERDC for the environmental care and maintenance for the historical environmental liabilities of the former UKHM mineral properties (Note 8).

16.         COST OF SALES

The Corporation recorded cost of sales as follows:

	For the years ended December 31
	2021	2020

Mining operations
Production costs	$21,388	$—
Depreciation and depletion	5,419	—
Site share-based compensation	355	—
Royalties and selling costs	269
Change in inventories	542	—
	27,973	—

Reclamation management(i)	1,975	3,300

	$29,948	$3,300

(i)

Reclamation management cost of sales represents cost of sales incurred by ERDC for the environmental care and maintenance for the historical environmental liabilities of the former UKHM mineral properties (Note 8).

17.         GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE OF EXPENSE

The Corporation recorded general and administrative expenses as follows:

	For the years ended December 31
Corporate	2021	2020

Depreciation of plant and equipment and ROU assets	$291	$289
Business development, investor relations and travel	351	477
Office and administration	1,156	739
Professional and regulatory	1,353	1,378
Salaries and contractors	3,797	3,418
Share-based compensation	3,539	3,314

	$10,487	$9,615

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

18.         GAIN ON SALE OF NET SMELTER RETURN ROYALTY

On January 4, 2021, the Corporation sold its net smelter return royalty in Golden Predator Exploration Ltd.’s Brewery Creek Project for total cash consideration of $4,500,000 resulting in a gain on sale of $4,500,000.

19.         INCOME TAX EXPENSE

The major components of the Corporation’s income tax expense are as follows:

(a)	The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. These differences result from the following items:

	For the years ended December 31
	2021	2020

Accounting loss before tax from continuing operations	$(5,842)	$(44,087)
Profit (loss) before tax from discontinued operations	—	7,550
Consolidated net loss before tax	(5,842)	36,537
Federal and provincial income tax rate of 27% (2020 – 27%)	(1,577)	(9,864)

Non-deductible permanent differences	840	664
Effect of difference in tax rates	—	6
Change in deferred tax asset not recognized	(2,450)	5,271
Flow-through share renunciation	473	321
Non-taxable accounting gain on sale of subsidiaries	—	(1,832)
Deferred tax expense on discontinued operations	—	(214)
Change in estimate	12	191
Other	6	(60)
	(2,696)	(5,517)

Income tax recovery	$(2,696)	$(5,517)

(b)	The movement in deferred tax assets and liabilities during the year by type of temporary difference, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:

	Mineral
	Property		Plant and
Deferred tax liabilities	Interest	Inventories	Equipment	Other	Total

December 31, 2019	$(10,036)	$(113)	$(2,094)	$(8,012)	$(20,255)
(Charged) credited to the income statement	1,212	(114)	(83)	789	1,804
Charged to OCI	—	—	—	(379)	(379)

December 31, 2020	$(8,824)	$(227)	$(2,177)	$(7,602)	$(18,830)
(Charged) credited to the income statement	(8,799)	79	357	(3,407)	(11,770)
Charged to OCI	—	—	—	(10)	(10)

December 31, 2021	$(17,623)	$(148)	$(1,820)	$(11,019)	$(30,610)

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Mineral	Loss		Decommissioning
	Property	Carry	Plant and	and Rehabilitation
Deferred tax assets	Interest	Forward	Equipment	Provision	Other	Total

December 31, 2019	$5,168	$8,563	$52	$1,674	$77	$15,534
Credited (charged) to the income statement	(1,078)	4,150	(10)	33	201	3,296

December 31, 2020	$4,090	$12,713	$42	$1,707	$278	$18,830
Credited (charged) to the income statement	1,294	9,431	2	(236)	1,289	11,780

December 31, 2021	$5,384	$22,144	$44	$1,471	$1,567	$30,610

Net deferred tax liabilities

December 31, 2020	$—
Charged to the income statement	10
Charged to OCI	(10)
December 31, 2021	$—

(c)	As at December 31, 2021, the Corporation has unrecognized potential tax assets, noted below, that are available to offset future taxable income. The Corporation has not recognized the deferred tax asset on these temporary differences because they relate to entities within the group that have a history of losses and there is not yet adequately convincing evidence that these entities will generate sufficient future taxable income to enable offset.

Tax loss carry forwards	$55,829
Mineral property interest	8,890
Other	9,437
$74,156

(d)	As at December 31, 2021, the Corporation has available non-capital losses for income tax purposes in Canada which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:

Total

2034	$2,129
2035	4,742
2036	6,626
2037	6,625
2038	5,951
2039	6,924
2040	12,286
2041	10,546
$55,829

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

20.         FINANCIAL INSTRUMENTS

Financial Assets and Liabilities

The carrying amounts of the Corporation’s financial assets and liabilities is as follows:

	Fair Value
	Hierarchy	December 31	December 31
	Classification	2021	2020

Fair value through profit or loss:
Embedded derivative asset	Level 3	$22,768	$13,074
Provisionally priced trade receivables	Level 2	2,165	—

Fair value through other comprehensive loss:
Investments in marketable securities	Level 1	24	4,241
		$24,957	$17,315

The fair value of the embedded derivative asset related to the Wheaton SPA was estimated based on the discounted future cash flows using a probability-based dynamic valuation model resulting in a fair value adjustment during the years ended December 31, 2021, of $9,459,000 (2020 – ($21,728,000)), respectively. The model relies upon inputs from the current mine plan less payable ounces already delivered. The model is updated quarterly for the Corporation’s credit spread, Wheaton’s credit spread, risk-free yield curve, silver price forward curve, historical silver price volatility, mineral reserves and resources and the production profile. Management estimates mineral reserves and resources and production profile, based on information compiled and reviewed by management's experts. Payments from Wheaton are inversely related to the silver price; if, for example, silver prices were to increase or decrease from the current spot and forward prices as at December 31, 2021 by 10% per ounce and all other assumptions remained the same, the approximate derivative asset value would be $18,843,000 and $27,559,000, respectively.

Provisionally priced trade receivables consist of amounts receivable under the Corporation's offtake agreement. Changes in the fair value of these receivables are recorded as other revenue within mining operations revenue at each period end using quoted forward metal prices obtained from futures exchanges.

Investments in marketable securities consist of investments in publicly traded companies. Changes in the fair value of these investments are recorded through other comprehensive income (FVTOCI) using quoted prices obtained from securities exchanges.

The carrying amounts of all of the Corporation’s other financial assets and liabilities, carried at amortized cost, reasonably approximate their fair values due to their short-term nature.

Financial Instrument Risk Exposure

The Corporation’s activities expose it to a variety of financial risks: market risk (currency risk), credit risk , commodity risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in Note 21.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Currency Risk

All of the Corporation’s mineral properties, plant and equipment are located in Canada and all of its mining operations occur in Canada. With operations recommencing at the Keno Hill Silver District, the Corporation’s exposure to US dollar currency risk increased as some accounts payable and accrued liabilities are denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in thousands of US dollars:

	December 31	December 31
	2021	2020

Cash and cash equivalents	$1,033	$14
Accounts and other receivables	2,165	2
Accounts payable and accrued liabilities	(450)	(338)
Net exposure	$2,748	$(322)

Based on the above net exposure at December 31, 2021, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $275,000 decrease or increase respectively in both net and comprehensive loss (2020 – $32,000). The Corporation has not employed any currency hedging programs during the current period.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31	December 31
	2021	2020

Trade receivables
Currently due	$1,419	$489
Past due by 90 days or less, not impaired	5	204
Past due by greater than 90 days, not impaired	32	74
	1,456	767

Cash	9,400	23,210
Demand deposits	533	532
Term deposits	2,990	2,932
Promissory note receivable	1,250	1,250

Total exposure	$15,629	$28,691

Substantially all the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

The Corporation’s accounts and other receivables as at December 31, 2021 total $3,073,000, and primarily relate to a receivable from a government agency and provisionally priced trade receivables from the Corporation’s Offtaker. The Corporation is

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

exposed to credit losses due to the non-performance of its counterparties. The Corporation’s customer for the current reclamation management operations (carried out by ERDC) is a government body and therefore is not considered a material risk. Provisionally priced trade receivables consist of amounts receivable under the Corporation’s offtake agreement. Changes in the fair value of these receivables are recorded as other revenue within mining operations revenue at each period end using quoted forward metal prices obtained from futures exchanges. Provisionally priced trade receivables were recorded at fair value as at December 31, 2021.

The Corporation’s promissory note receivable as at December 31, 2021 totals $1,250,000 and relates to the sale of its former subsidiary business, Alexco Environmental Group (AEG). The Corporation is exposed to credit losses due to the potential non-performance of this counterparty. The maturity date of the promissory note receivable is December 31, 2022, bearing interest of 5% for the duration of this period and payable on maturity. The Corporation considered the expected lifetime credit losses to be nominal as at December 31, 2021.

Commodity Risk

The Corporation is subject to commodity price risk from fluctuations in the market prices for silver, lead and zinc. Commodity price risks are affected by many factors that are outside the Corporation’s control including the supply of and demand for metals, inflation, global consumption patterns and political and economic conditions. The financial instrument impacted by commodity prices for the Corporation is the embedded derivative asset. The fair value of the embedded derivative asset is highly correlated to the market price of these metals. The Corporation is exposed to commodity risk at the balance sheet date through the fair value adjustments of its embedded derivative asset:

	December 31	December 31
	2021	2020

Embedded derivative asset	$22,768	$13,074
Provisionally priced trade receivables	2,165	—
Total exposure	$24,933	$13,074

Based on the above exposure, the fair value of the embedded derivative asset with a 10% change in the prevailing commodity prices as at December 31, 2021, with all other variables constant, would result in an approximately $2,493,000 decrease or increase respectively in both net and comprehensive loss (2020 – $1,307,000). The Corporation has not employed any commodity hedging programs during the current period.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in Note 21. Furthermore, the Corporation has access to a US$10,000,000 unsecured revolving credit facility with its Offtaker (Notes 12 and 26). Subsequent to year-end, the Corporation completed an equity financing and issued 3,610,425 flow-through common

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

shares for aggregate gross proceeds of $9,200,274 (Note 26). The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:

	December 31	December 31
	2021	2020

Accounts payable and accrued liabilities with contractual maturities
Within 90 days or less	$12,661	$12,311
In later than 90 days, not later than one year	397	—

Total exposure	$13,058	$12,311

21.         CAPITAL MANAGEMENT

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and adjusts it for changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests.  The Corporation’s overall strategy with respect to management of capital at December 31, 2021 remains fundamentally unchanged from the year ended December 31, 2020.

22.         SUPPLEMENTAL CASH FLOW INFORMATION

The Corporation’s supplemental cash flow information is as follows:

	For the years ended December 31
	2021	2020

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties, plant and equipment	$928	$430
Capitalization of depreciation to mineral properties, plant and equipment	$2,258	$923
Capitalization of re-estimation of decommissioning and rehabilitation provision	$(927)	$305
Increase (decrease) in non-cash working capital related to:
Mineral properties, plant and equipment	$(2,259)	$(4,375)

23.         SEGMENTED INFORMATION

The Corporation had two operating segments during the years ended December 31, 2021 and 2020. The first operating segment is mining operations, which includes the production of silver, lead and zinc concentrates, underground mining development, and exploration and evaluation activities. The second operating segment is reclamation management services, which is focused on the clean up of historical liabilities of the Keno Hill Silver District through ERDC under a contract with the Federal

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Government of Canada. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and Other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities. Operating results are reviewed by the chief operating decision maker, Alexco’s Chief Executive Officer, with respect to resource allocation and for which discrete financial information is available.

The Corporation’s segmented information is as follows:

As at and for the year ended	Mining	Reclamation	Corporate and
December 31, 2021	Operations	Management	Other	Total

Revenue	$19,007	$2,495	$—	$21,502

Cost of sales	27,973	1,975	—	29,948
Depreciation and amortization	—	—	291	291
Share-based compensation	—	—	3,539	3,539
Other G&A expenses	—	—	6,653	6,653
Gain on net smelter return royalty	—	—	(4,500)	(4,500)
Gain on embedded derivative asset	—	—	(9,459)	(9,459)
Other (income) loss	936	—	(64)	872

Segment income (loss) before taxes	$(9,902)	$520	$3,540	$(5,842)

Total assets	$173,015	$1,207	$36,140	$210,362
Total liabilities	$21,465	$5	$2,790	$24,260

As at and for the year ended	Mining	Reclamation	Corporate and
December 31, 2020	Operations	Management	Other	Total

Revenue	$—	$2,866	$—	$2,866

Cost of sales	—	3,300	—	3,300
Depreciation and amortization	1,430	—	289	1,719
Share-based compensation	148	—	3,314	3,462
Other G&A expenses	103	—	6,008	6,111
Mine site maintenance	7,933	—	—	7,933
Loss on embedded derivative asset	—	—	21,728	21,728
Write-down of inventories	2,773	—	—	2,773
Other (income) loss	146	—	(219)	(73)

Segment income (loss) before taxes	$(12,533)	$(434)	$(31,120)	$(44,087)

Total assets	$125,347	$948	$45,372	$171,667
Total liabilities	$22,050	$219	$4,066	$26,335

24.         KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing, and controlling activities of the Corporation is as follows:

	For the years ended December 31
	2021	2020

Salaries and other short-term benefits	$2,021	$1,942
Share-based compensation	2,879	1,979
Total key management compensation	$4,900	$3,921

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

25.          COMMITMENTS

The Corporation’s purchase commitments as of December 31, 2021 totalled $438,000 and relate to equipment agreements at Keno Hill.

26.           SUBSEQUENT EVENTS

(a)

On January 18, 2022, the Corporation and the Offtaker further amended the unsecured revolving credit facility, increasing the total prepayments allowed under the Facility from US$7,500,000 to US$10,000,000. All other terms of the Facility remain unchanged. In March 2022, the Corporation received a prepayment under the Facility in the amount of US$5,000,000.

(b)

On January 27, 2022, the Corporation completed an equity financing and issued 3,610,425 flow-through common shares for aggregate gross proceeds of $9,200,274. The flow-through common shares comprise: (i) 2,129,685 flow-through shares with respect to “Canadian exploration expenses” priced at $2.70 per CEE Share; and (ii) 1,480,740 flow-through shares with respect to “Canadian development expenses” priced at $2.33 per CDE Share. The Corporation incurred share issuance costs of approximately $760,000.